

October 28, 2014

Via E-mail
Helen Brown
General Counsel – Corporate Finance
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, AR 72223

> **Re:** **Bank of the Ozarks, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 29, 2014**
> **File No. 333-199012**

Dear Ms. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the board presentation materials to the staff.

Cover Page

2. Revise to provide the maximum number of shares that will be issued in connection with the merger.

3. Please include the valuation as of a more recent date to when you mail.

4. Revise to list the conditions for the consideration in the fourth paragraph in bullets.

Questions and Answers About the Merger and the Special Meeting, page 1

5. Please revise to state the percentage of shares of the company that former Intervest shareholders will hold after the completion of the merger.

6. Please revise the last Q&A on page 1 to add a definition for "net book value."

Risk Factors

Litigation filed…, page 32

7. Please revise here and on page 76 to update the status of any pending litigation.

The Merger

Background of the Merger, page 41

8. We note your disclosure that Sandler O'Neill contacted a select list of potential candidates. Please explain how Sandler created this list and what factors were considered.

9. We note your disclosure on page 43 that a director of Intervest conducted an on-site review of Ozarks. Please revise to explain whether any other due diligence was performed by Intervest and how the Intervest board determined that sufficient due diligence had been completed.

Material United States Federal Income Tax Consequences of the Merger, page 77

10. We note that Exhibit 8.1 is a short form tax opinion. Therefore, the prospectus must clearly state that the disclosure in this section is the opinion of counsel. Please remove any indications that this discussion is a summary and that the opinion filed as Exhibit 8.1 is the tax opinion. Additionally, revise the assumption that the merger will qualify as a reorganization within the meaning of Section 368(a) to state the affirmative opinion of counsel. For more information, refer to Section III.B.2. of Staff Legal Bulletin No. 19.

11. Further, we note that Exhibit 8.2 is a long form tax opinion. Therefore, revise the exhibit to clearly state counsel's opinion. For more information, refer to Section III.B.1 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Helen Brown
Bank of the Ozarks, Inc.
October 28, 2014
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Watt Gregory
       Kutak Rock LLP